July 26, 2010

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

By electronic filing (“Edgar correspondence”) with paper courtesy copies.

Attention: John Cash, Accounting Branch Chief

Re: Veolia Environment Form 20-F for the fiscal year ended December 31, 2009 Filed April 19, 2010 File No. 1-15248

Dear Mr. Cash:

Thank you for your letter dated July 12, 2010 containing comments on the above-referenced filing.  Set forth below are the responses of Veolia Environnement (the “Company”) to the comments included in the July 12 letter.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the comment letter, and have provided the Company’s responses immediately following each numbered comment.

This letter has been prepared in consultation with Cleary Gottlieb Steen & Hamilton LLP, our U.S. and French counsel.

Our Services, page 18

1.
We note your disclosure of your revenues for each division on pages 19, 23, 28 and 32.  In future filings, please provide a breakdown of total revenues by category of activity and geographic market for each of the last three financial years.  Please refer to Item 4.B.2. of Form 20-F.

Response: The requested information is provided in Operating and Financial Review and Prospects, in the tables on page 83, of the 2009 Form 20-F.  The Company respectfully submits that this is the most appropriate place in the document for this information, and proposes to maintain the same format in future filings, adding an appropriate cross-reference in Item 4.

Item 5 – Operating and Financial Review and Prospects, page 70
Overview, page 70
Presentation of Information in this Section, page 73
Non-GAAP Measures, page 74

2.
We note your use of adjusted operating cash flow, a non-GAAP measure, as a performance measure.  We further note your statement that adjusted operating cash flow reflects the extent to which you produce cash.  As operating cash flow is widely understood to be a liquidity measure, there is a concern that investors may not fully understand your basis for characterizing adjusted operating cash flow as performance measure.  Also, the use of the words "cash flow" in the measure's title is confusingly similar to the GAAP financial measures included in the Consolidated Cash Flow Statement.  If you maintain that adjusted operating cash flow is not a liquidity measure, then please prospectively change the title of this measure to delete the words cash flow.  Alternatively, if you conclude that this measure is useful as a liquidity measure, then the presentation should be revised to include the GAAP operating, investing and financing cash flow amounts and to reconcile the measure to net cash from operating activities in accordance with IFRS as issued by the IASB.  Please refer to the Questions 102-05-07 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

Response:  Adjusted operating cash flow is used as a performance measure.  Because the majority of the Group’s business is conducted under long-term contracts, management measures the Group’s performance primarily on the basis of the cash flow generated by those contracts.  The Group measures the margins in its different activities by dividing adjusted operating cash flow by revenues.

As discussed on page 74 of the 2009 Form 20-F, the non-cash charges reflected in the Group’s operating income (particularly depreciation, amortization and asset impairment) can vary significantly as a result of the type of contract entered into with a given client, the nature of the client (government authority or private sector client) or whether the underlying assets were purchased or built.  As a result, the operating income resulting from two economically similar contracts can vary based on the legal characteristics and nature of the clients under the two contracts.  The Company also eliminates other non-cash charges, such as share-based compensation, and gains and losses on divestitures, which do not affect the cash-generating capacity of the Group’s long-term contracts (and thus do not affect management’s analysis of operating performance).

The term used in the Company’s French language management report is “capacité d’autofinancement opérationnelle,” where “capacité d’autofinancement” is a specific French language accounting term that unfortunately has no direct translation into English.  Capacité d’autofinancement opérationnelle is used as a performance measure in the Company’s French language reference document that has been reviewed by the Company’s home regulator, the Autorité des marchés financiers.

The Company believes that “adjusted operating cash flow” is the best translation of capacité d’autofinancement opérationnelle because, as discussed above, the cash-generating capacity of the Group’s long-term contracts is the principal measure of its performance.  However, to address the staff’s comment, the Company proposes to delete the words “which reflects the extent to which our operations produce cash” from the first sentence of the disclosure relating to this item (page 74 of the 2009 Form 20-F).  In this way, the disclosure will effectively emphasize that the variability of the Group’s non-cash charges resulting from differences in contract types is the principal reason why adjusted operating cash flow is an important measure of performance.

3.
In future filings, please provide investors with a more detailed explanation as to why your non-GAAP measures provide useful information.  For example, please explain why the elimination of non-cash charges from operating income (i.e., adjusted operating cash flow) provides investors with useful information regarding your operating performance.  Please also explain why the exclusion of goodwill impairment charges and non-recurring items from operating income and net income (i.e., adjusted operating income and adjusted net income attributable to equity holders of the parent) provide useful information in assessing your operating performance.  Please refer to General Instruction C(e) of Form 20-F and Item 10(e)(1)(iii) of Regulation S-K for guidance.

Response:  The Company notes the staff’s comments and will include additional explanatory disclosure in future filings.

4.
We note that you exclude items you characterize as being "non-recurring" to arrive at the two non-GAAP measures, Adjusted operating income and Adjusted net income attributable to equity holders of the parent.  We further note that these adjustments for the fiscal years 2009 and 2008 measures represent (a) capital gains from the disposal of a business; (b) "badwill" related to the purchase of minority interests in SNCM; (c) an impairment charge related to deferred tax assets; (d) non-controlling interests share from a disposal of two businesses.  It is unclear to us how you determined each of these items is appropriately characterized as non-recurring.  In this regard, you recognized a capital gain from the sale of Clemessy and Crystal during fiscal year 2009 in addition to Veolia Proprete Nettoyage et Multi-Services.  You recognized badwill in both fiscal years 2008 and 2007.  In future filings, please ensure that your explanation of all the adjustments being made to net income, as determined in accordance with IFRS as issued by the IASB, and the purpose of the measures are properly characterized.  Please refer to General Instruction C(e) of Form 20-F, Item 10(e)(1)(ii)(B) of Regulation S-K.  For additional guidance on this issue, please see Question 102.03 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures.

Response: As disclosed on page 74 of the 2009 Form 20-F, the Company classifies certain charges as “non-recurring” if they are unlikely to recur and if they substantially change the economics of one or more cash-generating units.  The Company does not classify an item as “non-recurring” if the nature of the relevant charge is such that it is reasonably likely to recur within two years, or if there was a similar charge or gain within the prior two years.  It is on that basis that the items which have been considered “non-recurring” in the periods presented were classified. In every case, the nature of the transaction (disposal, divestiture of significant businesses, etc.) was such that it was considered by the Group to be unique and not comparable.  With respect to the specific items cited by the staff:

a.
The capital gain from the sale of Clemessy and Crystal in the Energy Division was recorded in 2008, while the capital gain from the sale of Veolia Propreté Nettoyage et Multi-Services was recorded in 2009.  Each transaction represented a substantial gain from the sale of a significant business that had a material impact on the economics of a different cash-generating unit.  The Company did not record a capital gain similar in nature and significance in 2007.

b.
The 2007 figure relating to SNCM arose from the Company’s initial purchase of an interest in SNCM in 2007.  The 2008 figure arose from the Company’s subsequent purchase of a 37.71% interest previously held by Butler Capital Partners through the exercise of a put written at the time of the initial investment in SNCM, which increased the Group’s stake to 66%.  See pages 71, 83, 90 and 91 of the Company’s 2008 Form 20-F.  The Group considers the exercise of the put to be part of the original investment decision in SNCM and, accordingly, finds it appropriate to classify all items connected with that initial investment decision as non-recurring items (which was the classification of the original 2007 transaction).  Moreover, the Company had not recorded material badwill prior to 2007, and it did not record material badwill in 2009 (nor does it currently have any reason to believe it will do so in subsequent years).

On the basis of the foregoing, the Company believes that its explanation of all of the adjustments, and the purpose of its measures, are properly characterized.  In response to the staff’s comments, the Company will ensure that this is the case in future filings.

5.
For your presentation of adjusted net income attributable to owners of the Company, please explain to us why it is appropriate to include non-controlling interest share of a gain recognized from the sale of Clemessy and Crystal.  Otherwise, please provide a better explanation of the adjustment being made and how the non-GAAP measure reflects adjusted net income for the owners of Veolia in future filings.

Response:  In the table on page 93 of the 2009 20-F which shows the 2008 reconciliation of Net Income Attributable to Owners of the Company to Adjusted Net Income Attributable to Owners of the Company, the Company includes as a reconciling item the entirety of the €139.2 million of Net Income from Discontinued Operations.  As shown in Note 24 to the Consolidated Financial Statements included on page F-77 of the 2009 20-F, this €139.2 million of 2008 Net Income from discontinued operations includes the entire €176.5 million of net gain on the Clemessy and Crystal disposals.  The adjustment of €65.2 million in the table on page 93 of the 2009 20-F includes the €60 million portion of the net income from discontinued operations that was attributable to non-controlling interests.  This is necessary to ensure that the adjustment for discontinued operations is limited to the amount that was actually included in net income attributable to owners of the Company.

Critical accounting policies, page 75

6.
We note that deferred tax assets, net are 21.7% of total equity attributable to owners of the Company as of December 31, 2009.  Further, we note that the goodwill associated with operations within the United States and Italy has the potential for impairment as of December 31, 2009.  In addition, we note that you recognized a material impairment charge for goodwill in your Germany operations in fiscal year 2008.  As such, please provide a more comprehensive discussion as to how you assessed the realizability of your deferred tax assets.  In this regarding, please provided the following in future filings in addition to any other information investors would find useful to understanding your assessment of your deferred tax assets.

-	The amount of pre-tax income (loss) recognized for your material jurisdictions for the most recently completed fiscal year.

-
A statement that the deferred tax liabilities you are relying will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

-	The amount of pre-tax income that you need to generate to realize the remainder of the deferred tax assets by jurisdiction.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.  Please provide us with the disclosure you intend to include in future filings.

Response:  Deferred Tax assets are mainly located in the following subsidiaries of tax groups:

(in millions of Euros)
France through two tax groups (mainly DTA on timing differences)	€ 476.1
US through a tax group	479.2
UK through a tax group (mainly DTA on timing differences)	117.7*
SNCM (in France) (mainly timing differences)	66.1 *
BVAG (German Water operations)(mainly timing differences)	38.3 *
VP German operations (mainly timing differences)	30.4 *
VP Italian Operations (mainly timing differences)	29.9 *
(*) There are also deferred tax liabilities for, respectively, €306.0; €66.1; €116.5, €68.3, €20.0.

All Deferred Tax assets are either: (i) in countries where the entities are expected to have taxable profits before the unused tax losses or unused tax credits expire, based on projections over 5 years (France, US); or (ii) offset by deferred tax liabilities which will reverse in the same period and jurisdiction and are of the same character as the temporary difference giving rise to the deferred tax assets (VP Italy, VP Germany, Water Germany BVAG and SNCM).

The Company does not believe that it would be meaningful to investors to provide amounts of pre-tax income or loss for material jurisdictions and/or the amount of pre-tax income that would be needed to realize the remainder of the deferred tax assets. The Group’s tax accounting is in general different from its reporting for consolidation purposes due to the fact that tax returns are prepared on a different basis from that used for compiling IFRS-compliant financial statements.  Investors would not be in a position to use an analysis of information from the consolidated financial statements (or their analysis of the Group’s prospects based on those financial statements) to assess the likelihood of the Group’s deferred tax assets being realized.  To the contrary, the Company believes there is significant potential for confusion in this regard.

In order to provide investors with information they can use to analyze the likelihood of realization of the Group deferred tax assets, the Company proposes including in its future filings,
•
A statement to the effect that deferred tax assets arising from timing differences are recognized to the extent it is probable that there are sufficient taxable temporary differences within the same tax group or tax entity that are expected to reverse in the same periods as the expected reversal of such deductible temporary differences or in periods where the deferred tax assets arising from tax losses can be carried back or forward; and

•
To the extent material, a table in the notes to the consolidated financial statements, showing the main deferred tax liabilities that offset deferred tax assets based on timing differences, with similar maturities, in the three main jurisdictions (i.e. France, US, UK).  The form of the table would be as follows:

Item 8. Financial Information , Consolidated Statements and Other Financial Information, page 170

Litigation, page 170

7.	In future filings, please revise your disclosures to provide the following additional information:

-
Aquiris – Please address whether you believe this dispute will have a material impact to your results of operations and cash flows in addition to your financial position.  Please also disclose the amount or range of contingent liability to the extent that you are able to reasonably estimate;

Response:  As of the date of this letter, an independent expertise process is underway to determine the responsibility for the environmental consequences of the temporary shutdown of the treatment facility.  At the time of filing of the 2010 20-F, the Company will make an assessment of the then-existing facts. The Company will give all due consideration to disclosing the amount or range of contingent liability, but it will also consider the potential prejudice to its position in this proceeding that might arise from disclosure.  In any event, the Company will include a statement as to whether the dispute is likely to have a material impact on the Group’s results of operations and cash flow, as well as its financial position.

-
Veolia Water North America Operating Services, Indianapolis – Please disclose the amount of damages sought.  If the defendants have not specified the amount of damages sought, please disclosure this fact.

Response:  As of the date of this letter, the plaintiffs have not yet given any quantified indication of the damages alleged and no specific dollar amount has been sought at this time.  If this remains true at the time of filing of the 2010 Form 20-F, the Company will make a statement to this effect in any disclosure relating to this proceeding.

Documents on Display, page 195

8.	In future filings, please update the address you provide for the SEC's Public Reference Room to reflect the current address, which is 100 F Street, NE, Washington, DC 20549.

Response:  The Company notes the staff’s comment and will reflect the current address in its future filings.

Consolidated Statement of Financial Position, page F-3

9.
In future filings, please disclose the number of authorized shares for each period presented either in the statement of financial position, the statement of changes in equity, or in the footnotes.  Refer to paragraph 79(a)(i) of IAS for guidance.

Response:  The Company notes the staff’s comment and will provide the requested information in its future filings.

Consolidated Cash Flow Statement, page F-6

10.
In future filings, please separately present the material components of the "Changes in working capital" line item.  In this regard, we cannot reconcile the information presented in Note 13 to your consolidated cash flow statement.  Please refer to paragraphs 20 and 22-24 of IAS 7 for guidance.

Response:  The amount reported in the Cash Flow Statement as “Changes in working capital” (€432.1 million) can be deduced from the figures presented in Note 13 “Working capital” by adding the “Changes in business” (€ 355.8 million) and “Impairment losses” (€ 76.4 million) columns on the line “Operating Working Capital”. This table provides the breakdown of each component of our Operating Working Capital as required by IAS 7.20.

In future filings the Company will add a footnote to the table presented in Note 13 describing the calculation as set out above, thus allowing investors to make the reconciliation between the Cash Flow Statement and the table in Note 13 more easily.

Note 1, Accounting principles and methods, page F-11

1.1           Accounting standards framework, page F-11

1.1.1           Basis underlying the preparation of the financial information, page F-11

11.
Please confirm to us and revise your disclosure in future filings to clarify that when IFRS does not provide specific guidance, you first analogize to other similar IFRS standards and interpretations before applying the guidance from other standard-setting bodies.  Please refer to paragraph 11 of IAS 8 for guidance.

Response:  In the absence of an IFRS that specifically applies to a transaction, we confirm that we first refer to and consider the requirements in IFRSs dealing with similar and related issues and also with the definitions/concepts existing in the Framework in accordance with IAS 8.11.

Should no adequate guidance exist under IFRSs (including the Framework) we consider pronouncements by other standard-setting bodies such as the Financial Accounting Standards Board in the United States, in accordance with IAS 8.12.

The Company will include a statement to this effect in future filings.

1.1.2           Standards, standard amendments and interpretations applicable from fiscal year 2009, page F-11

12.
Please confirm to us that you adopted IFRIC 18 beginning on July 1, 2009.  In this regard, we note your disclosure that you are analyzing contracts signed since July 1, 2009 that are likely to fall within the scope of IFRIC 18. If your consolidated financial statements do not reflect the adoption of IFRIC 18 on July 1, 2009, please provide us with a detailed explanation as to how you determined your consolidated financial statements are presented in accordance with IFRS as published by the IASB.  Please refer to Paragraph 16 of IAS 1 and Item 18(b) of Form 20-F for guidance.

Response:  Within the Group, contracts involving a transfer of assets from customers are principally concession arrangements, which are accounted for under IFRIC 12.  IFRIC 18.7 specifically excludes infrastructure used in service concession arrangements falling within the scope of IFRIC 12 from its own scope.  After analysis of our contracts we concluded that, for the majority of the contracts concerned, the accounting treatment applied before July 1, 2009 is already compliant with IFRIC 18 requirements. As a consequence, Veolia management considers that the Group consolidated financial statements comply with IFRSs as published by the IASB as of December 31, 2009.

1.1.3           Texts which enter into mandatory effect after December 31, 2009 and which have not been adopted early, page F-12

13.
In future filings, please provide investors with an understanding as to how new standards are anticipated to impact your consolidated financial statements when you determine it is likely that the impact will be material.  Please ensure your disclosure provide investors with qualitative disclosures or an explanation as to why you are unable to provide such disclosures.  Please refer to paragraphs 30 and 31 of IAS 8 for guidance.

Response:  Since its transition to IFRSs in 2005, the Group has put in place accounting methodology and procedure teams both at corporate and primary division levels to identify and estimate the impact of amendments to standards and new standards in advance of their effective application dates. For example, as of December 31, 2009 after internal review within the Finance Department it was estimated that IFRS 3(2008) and IAS 27(2008) (effective application date January 1, 2010) could have a material impact on the Group’s future consolidated financial statements.

Accordingly, that information was disclosed in the consolidated financial statements as at December 31, 2009 as required by IAS 8.30, albeit without any quantitative information, as this could not be reliably estimated for business combinations that had not yet occurred.  In future filings, the Company will include qualitative information regarding the likely future impact of new standards where possible, or it will include a statement regarding why it is unable to provide such disclosure.

1.8      Governments, grants, page F-15

14.
In future filings, please disclose the amount of government grants recognized in your consolidated financial statements for each period presented.  Please refer to paragraphs 39(b) and 39(c) of IAS 20 for guidance.

Response:  In 2009 and in 2008, government grants related to income (“operating grants”) represented respectively €1,764 million and €1,635 million on a total amount of revenues of €34,551 million and €35,765 million (i.e. 5.1% and 4.7% of revenues).  These grants are typically provided under a contract with a public authority, which agrees to provide the grants to make up for inadequate revenue levels from user fees.  The Company believes that the amount is not significant enough to warrant disclosure in future filings.  The Company will monitor the amount of government grants in the future and will provide disclosure if it determines that the amount is significant enough to warrant disclosure.

1.11           Impairment of intangible assets, property, plant and equipment and non-financial assets, page F-16

15.
In future filings, please provide investors with an explanation as to why you are using base cash flow projections for a six year period rather than the maximum five year period recommended in paragraph 33(b) of IAS 36.  Please also refer to paragraph 35 of IAS 36 for additional guidance.  Please provide us with the disclosure you intend to include in future filings.

Response:  The Group has, since 2003, applied a procedure to establish a long-term plan, which covers the current year and the next 6 years. According to Group Management, this period is the average duration of the mix of long-term contracts and the portfolio of shorter term activities of the Group (as per the requirements of IAS 36.33(b)).

The development of the long-term plan is a key strategic exercise for the Group (usually presented at the Executive Committee and approved by the Board of Directors).  As a result, it is considered appropriate to base the impairment tests for non-current assets of the Group on those figures (as permitted by IAS 36.35).

We propose the following enhancement to future disclosures:

“Veolia Management bases its cash flow projections on its most recent long-term plan established in June of each year. This plan covers the current year and the subsequent six years. This period is representative of the average duration of the mix of long term contracts and the portfolio of short-term activities of the Group.”

16.
We note that one of the main assumptions you use in the calculation of the value in use of a cash-generating unit is investments.  Please confirm to us that your consideration of investments does not include uncommitted restructuring plans or improvements/enhancements to the cash-generating unit's performance.  Please also revise your accounting policy disclosure in future filings to clarify what you mean by investments.  Refer to paragraphs 44-48 of IAS 36 for guidance.

Response:  Operationally the Group has defined two types of investments relative to non-current assets: maintenance investments and growth investments. With respect to the variables used to determine the value in use of its assets / cash-generating units, the Group includes only maintenance investments as those investments serve to "maintain the level of economic benefits expected to arise from the asset in its current condition" (as described by IAS 36.49), whereas growth investments serve to enhance the performance and hence the cash-generating ability of assets / cash-generating units beyond that which they were initially capable of.

We further confirm that the "investments" referred to do not include future restructurings to which the Group is not yet committed.

In future filings we propose to include the description of the “maintenance investments” as provided above in order to clarify the nature of investments included in our cash-flow projections as well as a statement that our projections do not incorporate the impacts of uncommitted restructuring plans.

1.15           Financial Instruments, page F-18

1.15.3.                      Cash and cash equivalents, page F-20

17.	Please provide us with the following information for the UCITS investments you hold:

-	Describe the nature of the investment;

-	Indicate the time to maturity at the date of acquisition; and

-	Provide us with an analysis to support your classification of the investment as a cash equivalent as defined in IAS 7.

If there is a large volume of investments, this information can be prepared to present a total amounts versus individual investments by month from the date of maturity at the time of acquisition (e.g., four months, five months, etc.).

Response:  To be classified as a “cash equivalent”, an investment should meet the four criteria in IAS 7.6: it must be a short-term investment, highly liquid, readily convertible, and subject to insignificant risk of change in value. In addition, as required by IAS 7.7, it should be readily convertible to a known amount of cash, subject to insignificant risk of changes in value and normally have a maturity of less than three months from the acquisition date.

Veolia Environnement’s UCITS investments are qualified as “OPCVM Monétaires Euro” under the French Autorité des Marchés Financiers (the “AMF”) Instruction N°2005-02. In its March 6, 2006 release, the AMF has stated that such OPCVM Monétaires Euro satisfy the IAS 7 criteria in substantially all cases. These instruments are based on monetary indexes (EONIA in our case) and are highly liquid (as they can be redeemed everyday with no limitation (daily liquidity)).  Their holding is typically 3 months or less. Moreover, the selling price can be easily determined as it is based on a monetary index and its value is unlikely to change as its performance is mainly based on monetary market performance.

1.21           Description of Group concession activities, page F-25

18.
In future filings, please disclose the amount of revenue and profits or losses recognized during each period presented on exchanging construction services for a financial asset or an intangible asset.  Otherwise, please confirm to us that these amounts are immaterial to your consolidated financial statements for each period presented.  Please refer to paragraph 6A of SIC 29 for guidance.

Response:  Revenue from construction services related to concession arrangements is not material for the Group (less than 2% of Group revenue) and is included in the Construction Revenue caption of the table in Note 18.

Management's decision not to disclose this information, albeit normally required by SIC 29, is in compliance with the Framework requirements regarding the qualitative characteristics of financial statements (see paragraphs 24-46 of the Framework).

1.26           Segment reporting, page F-30

19.
In future filings, please revise your accounting policy to clarify how you identified your operating segments.  Specifically, please clarify the level at which your chief operating decision maker (CODM) receives financial information for purposes of making decisions about the allocation of resources and evaluating performance.  Please refer to paragraph 5 of IFRS 8.  If you are aggregating any operating segments into reportable segments in accordance with the guidance in paragraph 12 of IFRS 8, please disclose this fact and provide disclosures that confirm the aggregated operating segments all of similar economic characteristics in addition to similar products and services, processes, customers, distribution channels, and regulatory environments.  Please refer to paragraph 22(a) of IFRS 8 for guidance.  Please provide us with the disclosure you intend to include in future filings.

Response:  The Group’s Chief Operating Decision Maker receives financial information for each division taken as a whole, and this information explains the performance of each division.

The budget objectives are provided to each division’s chief executive officer and consist of targets linked to revenue, operating income, capital expenditure per segment and other relevant indicators.  They are provided on a global basis for each division.  Executive committee incentive compensation is based on Group or division performance (including adjusted operating cash flow, discussed above in question 2).

As a result, the Group believes that the divisions (Water, Environmental Services, Energy Services and Transportation) represent appropriate operating segments in compliance with IFRS 8 requirements.

The Company proposes to include the information provided above in future filings to clarify how operating segments are identified.

Note 4           Goodwill, page F-34

20.
We note that you did not provide the disclosures required by paragraph 134(d) of IAS 36 for any of your cash-generating units.  Please demonstrate for us how you determined that the carrying amount of goodwill to each cash-generating unit is not significant in comparison with your total carrying amount of goodwill such that the disclosures required by paragraph 134(d) of IAS 36 was not required.

Response:  The detail of the carrying amount of goodwill allocated to each cash generating unit is disclosed on page F-34 of the 2009 Form 20-F.

Regarding the main assumptions used in cash flows projections for all cash generating units, notably:  discount rate, change in activity volumes, prices and direct costs and investments, please refer to page F-16 of the 2009 Form 20-F.  Furthermore the Company discloses the sources of these assumptions on pages F-17 and F-35 of the 2009 Form 20-F.

Nevertheless the Company proposes in future filings to enhance disclosures relating to those assumptions by detailing the specific significant assumptions considered for each cash generating unit whose allocated goodwill exceeds €500 million.

21.
We note your disclosure on page F-35 within Note 4 that you have 147 cash-generating units as of December 31, 2009.  Please revise your disclosure in future filings to clarify for investors the number of cash-generating units that have been allocated goodwill.  Please also clarify whether you are aggregating any of the cash-generating units for purpose of allocating goodwill and/or testing goodwill for impairment.  Finally, please clarify that you test goodwill for impairment through cash-generating units that are at or below your operating segment level.  Please refer to paragraph 80 of IAS 36 for guidance.  Please provide us with the disclosure you intend to include in future filings.

Response:  It should be noted that only 43 cash generating units include goodwill over €20 million as of December 31, 2009. The Company will disclose this information in future filings.

There is a limited number of cash generating units which are aggregated for purposes of testing goodwill, either because their goodwill is not significant at Group level, or because the Group has the same partner in the relevant entities, for example:

•	“Veolia Transport Europe Centrale” - transport in Czech Republic, Poland, Slovenia, Slovakia, Serbia and Croatia – because of the presence of a single minority interest partner (EBRD); and
•	“Veolia Transport Asie” - transport in China, Korea and India– because of the presence of a single partner (RATP).

The Company does not propose to include any disclosure relating to this point, as it is not significant.

The Company confirms that it tests goodwill for impairment through cash generating units that are below its operating segment.  Please refer to note 1.11, in which the Company states that "given the Group's activities, the cash-generating units generally represent a country in each division".  In its future filings, the Company will also state that the cash-generating units are at or below the operating segment level.

22.
In future filings, please also disclose the perpetual growth rates used by reportable segment in addition to the main geographical areas.  This additional disclosure will provide investors with a little more insight as to how your different areas of business impact the perpetual growth rate used.

Response:  In accordance with IAS 36.33(c), the Group uses inflation as the basis for determining the growth rates “used to extrapolate cash flow projections beyond the period covered by the most recent budgets/forecasts.” Given that inflation rates are directly dependant on individual economies, the group discloses the growth rates used as required by IAS 36.134(d)(iv) per geographical zone.

Furthermore, the detail of the allocation of goodwill has been provided on a “per activity per country” basis for goodwill in excess of €100 million, enabling investors to deduce which rate was applied to which activity. Accordingly, disclosure of the growth rate based on reportable segments (i.e. per activity) was not considered to be relevant as it would result in providing a rate that is based on a mix of inflation rates in the countries where we have operations in the considered business segment.

23.
We note your disclosures provided under the Sensitivity of impairment tests section of Note 4, which appear to indicate that it is reasonably possible a change in key assumptions for estimating the recoverable amount of the Energy Services – United States, Dalkia – Italy, and Environmental Services – Italy cash-generating units could cause the carrying amounts to exceed the recoverable amounts.  In future filings, please provide all of the disclosures required by paragraph 134(f) of IAS 36 for those cash-generating units in which it is reasonably possible the recoverable amounts could fall below the carrying amount.  If you believe those cash-generating units for which it is reasonably possible that the recoverable amount would be less than the carrying amount are immaterial individually and in the aggregate, including the impact to operating income and total equity, please disclose this fact.

Response:  IAS 36.134(f) requires that information regarding cash generating units for which changes in assumptions could lead to recoverable amounts falling below carrying amounts be disclosed.

Please refer to page F-35 of the 2009 Form 20-F, where the Company discloses the discount rate and perpetual growth rate by geographical area. Those rates form part of the key assumptions on which we base our sensitivity of impairment tests.

Those tests, disclosed on page F-36, are performed using assumptions of a 1% increase in the discount rate and a 1% decrease in the perpetual growth rate.  Therefore, the potential amount by which the unit’s carrying amount would exceed its recoverable amount is provided in the same section.

Note 6           Other intangible assets, page F-38

24.
In future filings, please disclose the useful lives or the amortization rates for each class of intangible assets and the amortization method used.  Please refer to paragraphs 118(a) and 118(b) of IAS 38 for guidance.

Response:  The caption “Other Intangible Assets” is composed of a variety of assets as described on pages F-38 and F-39. The majority of these assets were recognised as a result of the application of the purchase method of accounting for business combinations as required by IFRS and are thus invariably linked to the contracts obtained through such acquisitions (e.g. fees paid to authorities, purchased contractual rights, purchased customer portfolios...).

Accordingly, the amortization periods applied to these intangible assets are generally considered to be linked to the duration of the underlying contractual rights, although in certain cases the period over which the asset is expected to generate future economic benefits may differ from that of the contractual right. As a consequence, the amortization methods and useful lives may vary between assets, even for those presented within the same class.  The depreciation method applied to all classes of other intangible assets is the straight-line method.

IAS 38.119 states, “A class of intangible assets is a grouping of assets of a similar nature and use in an entity’s operations.” As a result, the amortization period/useful life of an asset does not determine its classification. The Company has thus decided not to disclose the amortization periods by class of intangible assets on the basis that it would not be relevant to the users of the financial statements.

Note 7           Property, plant and equipment, page F-15

25.	In future filings, please disclose the method used to depreciate each class of property, plant and equipment. Please refer to paragraph 73(b) of IAS 16 for guidance.

Response:  IAS 16.37 states “A class of property, plant and equipment is a grouping of assets of a similar nature and use in an entity’s operations”.

Given the diverse nature of the Group’s activities through its various divisions, assets may be considered to be of a similar nature while not contributing to the Group’s activities over the same duration depending on their use. Nevertheless, an aggregation based on nature (for purposes of presenting the classes of tangible assets) still appears to be the most relevant, as the alternative, i.e. an aggregation based on use, would require undue cost and effort and result in a presentation that would be particularly granular and not necessarily useful to users of the financial statements.  For this reason, the Company does not believe it would be practical to provide additional disclosure in its future filings. The depreciation method applied to most of the classes of property plant and equipment is the straight-line method.

Note 12  Deferred tax assets and liabilities, page F-50

26.
In future filings, please disclose the expiration dates of your tax losses recognized as deferred tax assets in addition to those tax losses that are not recognized.  This disclosure will allow investors to better understand the realizability of these deferred tax assets.

Response:    The Company notes the staff’s comment and will provide the requested disclosure in future filings with respect to the three most significant jurisdictions (the United States, France and the United Kingdom).

27.
In future filings, please provide investors with an understanding as to how the remaining Euro 647.2 million tax losses recognized as deferred tax assets were generated.  Please provide us with the disclosure you intend to include in future filings.

Response:  Deferred tax assets relating to tax losses represented an amount of €976.2 million at December 31, 2009 (see Note 12), of which €283 million related to the U.S. tax group, as disclosed in Note 12.  The Company believes that the staff calculated the €647.2 million figure by deducting the €46 million of tax losses offset by the French tax group in 2009.  If so, then this was a misunderstanding, as this amount represented an offset during the year, and not a year-end figure.

The €976.2 million figure includes €557.5 million of tax losses not recognized in deferred tax assets (see page F-52), which is part of the €702.1 million figure in the table on page F-50 of the 2009 Form 20-F. The total tax loss recognized in deferred tax assets represents an amount of €418.7 million on the balance sheet as of December 31, 2009.  The amount of €283 million relates to the U.S. tax group, as noted above. The remainder (approximately €136 million) represents tax losses in a number of jurisdictions, which the Company believes are not sufficiently significant to disclose on an individual basis.

In order to provide further clarity in future filings, the Company will provide additional detail in the table equivalent to that on page F-50 of the 2009 Form 20-F, providing a breakdown of non-recognized deferred tax assets (the €702.1 million figure for year-end 2009) between tax losses and timing differences.

Note 13  Working capital, page F-52

28.
In future filings, please provide the detailed tables for the movements in operating working capital, inventories, operating receivables, and operating payables for the prior fiscal year end date in additional to the current fiscal year end date.

Response:  The Company considered that it was not relevant to disclose prior period figures as result of the working capital volatility; but it will provide this information in future filings to the extent material.

Note 17  Non-current and current borrowings, page F-64

17.4           Finance leases, page F-69

29.
We note your accounting policy under Note 1.7 Property, plant and equipment regarding the assets recognized from finance leases.  It appears from your accounting policy that you have selected the revaluation model for the assets from finance leases.  If this is correct, please tell us how your accounting policy complies with paragraphs 29 and 36-37 of IAS 16, which appear to require that an entire class of property, plant and equipment be revalued, but does not include finance lease assets as a class of property, plant and equipment.  If this assumption is incorrect, please clarify your accounting policy regarding the subsequent accounting of assets recognized from finance leases and/or tell us how your stated policy complies with IFRS as issued by IASB, including the specific standard citation.

Response:  As described in note 1.7, finance lease contracts are initially recognized in accordance with the requirements of IAS 17.20 – the lower of the fair value of the leased property or the present value of the minimum lease payment, each determined at inception.  For the subsequent measurement of leased assets, the Company does not apply the revaluation model, but the cost model as permitted by IAS 16 and IAS 38.

Assets held under finance leases are depreciated over the shorter of the useful life of the assets and the lease term when there is no reasonable certainty that the Company will obtain ownership at the end of the lease term. This accounting policy complies with the requirements of IAS 17.27, and the accounting policies retained by the Company for recognizing and measuring tangible and intangible assets.

The Company proposes including the information above in future filings in order to clarify the subsequent accounting treatment of assets recognized under finance leases.

Note 18  Revenue, page F-70

30.
In future filings, please disclosure the cost of sales amounts for each of the four different revenue streams for each period presented either within your footnote disclosure or within your results of operations discussion and analysis within MD&A.  This disclosure will allow investors to better understand your business and how each revenue stream impacts your operating results.  Please refer to Item 5.A. of Form 20-F for additional guidance.

Response:  As noted above, management evaluates the performance of the Group’s segments primarily on the basis of the margin obtained from dividing adjusted operating cash flow (capacité d’autofinancement opérationnelle) by revenues.  The Company also analyzes operating income and adjusted operating income by segment (see pages 101-103 of the 2009 From 20-F and Note 41 to the consolidated financial statements).  Cost of sales is not used by management as a performance indicator per revenue stream.  As a result, the Company believes that the requested information would not enhance the ability of investors to understand the Group’s business, and therefore the Company does not propose including the requested disclosure in future filings.

Note 20  Net finance costs, page F-73

31.	In future filings, please disclose the amount of interest income recognized for each period presented. Refer to paragraph 20(b) of IFRS 7 for guidance.

Response:  The Company notes the staff’s comment and will provide the requested information in future filings, should this amount be material.

Note 22  Income tax expense, page F-75

32.
In future filings, please provide investors with an understanding of each of the items impacting the legal tax rate.  Please also disclose what the legal tax rate represents.  Refer to paragraph 81(c)(ii) of IAS 12 for guidance.

Response:   The rate used in the schedule is the French corporate tax rate.  The Company will include a statement to this effect in future filings.

Note 29  Financial risk management, page F-94

29.1           Market risk management, page F-94

33.
We note from your disclosure that a 0.5% increase in interest rates would increase equity by Euro 25 million.  Please explain to us how you arrived at this conclusion.  In future filings, please provide investors with some additional insight as to how you calculated the sensitivity analysis.  Please refer to paragraph 40(b) of IFRS 7 for guidance.

Response: The €25 million increase in equity reflects the impact of a 0.5% increase in interest rates on the fair value of our derivatives qualifying as hedging instruments in cash flow hedges.  The Company will provide disclosure to this effect in future filings.

29.3           Management of liquidity risk, page F-98

34.
In future filings, please provide investors with your understanding as to why Moody's and Standard and Poor's lowered your outlook to negative in 2009.  If this outlook remains as of your next periodic report, please provide investors with your understanding as to why the rating agencies have maintained this outlook.

Response:  The Company notes the staff’s comment.  In response, in future filings, if the Company continues to disclose ratings information (in light of the recently enacted Dodd-Frank bill relating to financial reform) and if the ratings outlook remains negative, the Company will briefly summarize the most recent credit analysis published by the relevant rating agencies in discussions of liquidity and capital resources under Item 5.

Note 30  Employee benefit obligation, page F-106

Pension plans and other post-employment benefits, page F-109

35.
We note that you disclose the defined benefit obligation and fair value of plan assets as of December 31, 2009 for your United Kingdom plans and for your French plans.  Considering the significance of the plans within these two geographic locations and your disclosure that the actuarial assumptions vary by country, please revise your disclosure in future filings, at a minimum, to provide the following for each period presented:

-	A more detailed description of the plans, including any material amendments (refer to paragraph 121 of IAS 19 for additional guidance)

-	Defined benefit obligation at end of year

-	Fair value of plan assets at end of year

-	Provision and/or prepaid benefits recognized

-	Net benefit cost recognized

Response:  IAS 19.122 states “When an entity has more than one defined benefit plan, disclosures may be made in total, separately for each plan, or in such grouping as are considered to be the most useful. …”

Accordingly, the standard does not require disclosures of multiple plans to be aggregated on a geographical basis. The Company has considered it appropriate to aggregate the information regarding its various defined benefit plans based on their differing risks as permitted by IAS 19.122(b). Nevertheless, further information regarding the United Kingdom and France plans is provided on page F-111 of the 2009 Form 20-F, although this is limited to the nature of the plan assets.

For future filings, the Company proposes to move the information currently presented on page F-111 forward to place it with the information on page F-109 (section a – Description of plans)

Note 31  Main acquisition, page F-114

36.
In future filings, please provide all of the disclosures required by paragraphs 66-73 of IFRS 3, as amended up to December 31, 2006, for fiscal year 2008.  In this regard, your footnote disclosures are to reflect all material transactions that have occurred during any of the three fiscal years presented.

Response:  IFRS 3(as amended up to December 31, 2006) states, in its paragraph 68, “The information required to be disclosed by paragraph 67 shall be disclosed in aggregate for business combinations effected during the reporting period that are individually immaterial.”

For the period ended December 31, 2009, the Group did not engage in any significant business combinations (see Note 31.1 in the 2009 Form 20-F).

Detailed information was provided in the 2008 consolidated financial statements in accordance with the requirements of IFRS 3(2004).66.-73.  That information was not reproduced in the 2009 consolidated financial statements as it related to a prior period for which the Company considered the information was provided in detail in that prior period’s consolidated financial statements (2008).

Further, no significant modifications were made to the values provisionally recognized for the business combinations undertaken in 2008, as disclosed in Note 31 of the 2009 consolidated financial statements.

For future filings, the Company will disclose the information required by paragraphs 66 through 73 of IFRS 3 (as amended up to December 31, 2006) regarding business combinations to the extent that such transactions are material to the Group’s consolidated financial statements.

***

The Company acknowledges that:

-	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;

-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Please direct any questions or comments regarding the enclosed material to the Company’s general secretary, Mr. Olivier Orsini, at +33 1 71 75 01 21, or to Andrew Bernstein of Cleary Gottlieb Steen & Hamilton LLP at +33 1 40 74 68 60.

Very truly yours,

                /s/ Pierre-Francois Riolacci
Pierre-François Riolacci

Chief Financial Officer

cc:  Olivier Orsini, General Secretary
Veolia Environnement

Andrew Bernstein, Partner
Cleary Gottlieb Steen & Hamilton LLP